FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on August 12, 2015 after the announcement of Registrant's results for the second quarter 2015.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 13, 2015	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Q2 2015 Financial Results

Script

Operator

Ladies and gentlemen, thank you for standing by. Welcome to Gilat’s Second Quarter 2015 Results Conference Call. All participants are at present in listen-only mode. Following the management’s formal presentation, instructions will be given for the question-and-answer session.  For operator assistance during the conference, please press *0.

As a reminder, this conference is being recorded, August 12, 2015. I would now like to turn the call over to Philip Carlson of KCSA to read the Safe Harbor statement. Phil, please go ahead. Ladies and gentlemen, the speaker has disconnected from the conference. Please hold while we reconnect him.

Dov:  Hello

Phil:  Hello

Phil? Yes this is Phil.

Dov:  Everyone is on the line including the management, including the participants, and we would like you to start the conference call.

Philip Carlson

OK. Good morning and good afternoon everyone. Thank you for joining us today for Gilat’s second quarter results conference call. A recording of this call will be available beginning at approximately noon Eastern Time today, August 12 until August 14 at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call, which are not historical facts, may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events, or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

With that said, on the call today is Dov Baharav, Gilat’s Interim CEO and Chairman of the Board, and Yuval Ronen, Chief Financial Officer. Dov, please go ahead.

Dov Baharav

Thank you, Phil, and good day everyone.

I would like to provide a business summary for the second quarter and discuss our future business for 2015 and beyond, and then Yuval will discuss our financial results. I will then conclude and open the call for questions.

Our second quarter results have been weaker than expected.

We reiterate our Management Objectives to a revenue target of $250M - $260M, but modify down our EBITDA target to $20M- $21M for Fiscal Year 2015.

The results of this quarter and of 2015 are negatively impacted by two main factors. The first is the weaker than expected performance of our Defense sector, mainly resulting from delayed orders from the US DOD and other clients, coupled with lower than expected margins. The second factor is the weaker than expected performance of the Colombia Kioscos project, to which we remain committed, due to a number of factors, mainly additional planned revenues leveraging our network which were not materialized, coupled with sharp devaluation of the Colombian Peso.

As we shift to the second half of the year, we expect improvement in our business which will accelerate in Q4 due to growth in all sectors, mainly in our projects in Peru and in alignment with our strategy and growth drivers.

As the market turns to High-Throughput Satellite – HTS, Gilat is well placed to become a strategic partner of satellite operators.

In addition, we are seeing a growing market interest of our Cellular Backhaul offering that includes our SkyEdge II-c Capricorn and CellEdge solutions.Similarly, bringing Broadband internet to rural areas present promising opportunities.

Finally, our efforts in airborne mobility have already started to generate good results with the Wavestream offering and we anticipate even further growth with the roll-out of full terminal in the future.

I will now review some of the deals in Q2.

As the demand for HTS around the world increases, our multi-application SkyEdge II-c platform maintains its position as the most advanced solution in the market.

Demonstrating this, we are happy to announce a few important deals for Gilat:

First and foremost, I am happy to update that Gilat is partnering with Leading China Satellite Communication Companies for their first HTS multi-spot-beam satellite. This is a major milestone for us at Gilat. We are entering into a unique partnership with Space Star Technology Co (SSTC), in which Spacestar and Gilat will jointly provide the satellite communications network for ChinaSat 16, which is the first Ka HTS multi-spot-beam satellite in China.

According to the agreement Gilat will provide multiple network segments and VSAT terminals using Gilat SkyEgde II-c technology.

The SkyEdge II-c network will enable high speed fixed and mobile satellite broadband services to be delivered, including airborne, maritime, train and land mobility throughout China.

We are excited about this major opportunity to develop a long-term relationship with our new partners in China, which present us with a large potential for future business in this important market.

Gilat has already a unique position in the HTS market with a technological edge and with the capability to provide end-to-end solutions to support HTS Satellite operators. Our unique position has been demonstrated in this partnership, as well as with other leading HTS Satellite operators.

In Q2, we have also experienced more opportunities in bringing full end-to-end solutions to our clients. One such is with a major mobile group network operator in Latin America, who has signed this quarter a “Managed Services” agreement with Gilat for a nationwide satellite network. Gilat was selected to provide turnkey solution, including VSAT platform, space segment and managed services for all satellite sites. This will include the installation and maintenance of a VSAT network delivering high-speed Internet services to 2,500 schools and other governmental institutions in rural areas throughout the country.

Moving on to cellular market, we continue to see rural cellular expansion and backhaul as a major driver. We provide superior satcom solutions for mobile network operators.

Just recently, Gilat has awarded a tender in a major emerging market in Asia for a full turnkey solution to supply, install, commission and operate the company’s Cellular Backhaul sites across the country. The customer selected Gilat given our field proven solution and our advanced technology.

Gilat has also secured this quarter an important CellEdge small cell deal with Optus in Australia to become the company’s technology provider for remote area Cellular Backhaul over satellite.

Our solution, which can be deployed rapidly in any terrain, will enable Optus to provide immediate connectivity in remote areas with minimal CAPEX and OPEX investment.

Gilat's long term partnership with Optus and its ability to offer an optimized and integrated small cell over satellite solution was instrumental in Optus' decision.

While we saw deals delayed in the Defense sector in the second quarter, we continue to concentrate on the high growth market of in-flight connectivity for the commercial airborne market.

Our Wavestream AeroStream Transceivers remain unmatched in airborne environment in terms of efficiency and performance. Over time, Wavestream products have become the de facto industry standard, meeting the requirements of Boeing, Airbus and almost all major aircraft manufacturers.

In Q2 Gilat received new orders from a major system integrator for its speciality designed KANDU and KRFU units for their airborne terminal.

We believe our advanced solutions for in-flight connectivity hold great promise for the company moving forward.

Moving on to Internet Broadband in rural area.

In Q1, we announced that Fitel, a governmental agency in Peru, awarded Gilat a $285 million regional telecommunications infrastructure project. The agreement for this project was signed during Q2 and the roll-out is well underway. We may even see additional opportunities to expand our business from these and similar projects through 2016 and beyond.

That concludes our business overview. I would like to turn the call over to Yuval Ronen, our CFO who will review the financials. Yuval, please

Yuval Ronen

Thank you, Dov and hello everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of non-cash stock options expenses as per ASC 718 amortization of intangible assets resulting from the purchase price allocation, and net income and loss from discontinued operations.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

Now moving to our financial highlights for the second quarter of 2015.

Our revenues for the second quarter of 2015 were $44.3M, compared to $54.1M in the second quarter of 2014. The decrease is mainly due to weaker performance of our Defense sector and delayed orders in our commercial division.

In the second quarter we saw a decrease in our GAAP gross margin to 24.9% down from 35.7% in the same period of 2014

The decrease in profitability is mainly due to reduced revenues and to lower profitability in the Colombia Kioscos project as well as in some Defense related orders.

Gross R&D expenses on a GAAP basis were $6.6M this quarter compared to $6.9M in the same quarter of 2014.

Moving to selling, marketing, general and administrative. On a GAAP basis, expenses for the quarter decreased to $11.9M compared to $13.5M for the same quarter last year.

Selling, marketing, general and administrative were lower due to reduced variable expenses.

We regularly use supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance.

On a non-GAAP basis, operating loss was $5.2M in the second quarter of 2015 compared to operating income of $1.5M in the comparable quarter of 2014. Our GAAP Operating loss for the second quarter was $7.2M as compared to an operating loss of $0.5M for the same period in 2014.

On a GAAP basis, net loss for the quarter was $9.1M or a loss of 21 cents per diluted share compared to a net loss of $1.4M or a loss of 3 cents per diluted share in the same quarter of 2014.

EBIDTA for the second quarter of 2015 was a loss of $2.5 million compared to an income of $3.9 million in the comparable quarter of 2014. The decrease is mainly due to lower revenues and gross margins partially offset by lower operating expenses.

As of June 30, 2015, our total cash balances, including restricted cash, net of short-term bank credits, increased to $95.9M, compared to $53.5 million as of December 31, 2014.

This increase is mainly due to payments received for the Fitel project.

Shareholder equity, at the end of the quarter, totaled $215M.

That concludes our financial review for the quarter, and now I would like to turn the call back to Dov. Dov?

Dov Baharav

Thank you Yuval.

We expect to see growth in profitability and in revenue in the second half of the year which will accelerate in Q4. Our deal in China which substantiates our strategy, as well as the reassurance of our growth drivers’ performance, gives us the confidence in Gilat’s profitable growth during 2016 and beyond.

That concludes our review and  would now like to open the floor for Q&A.

Operator:    Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1. If you wish to cancel your request please press *2. If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. The first question is from Gunther Karger of Discovery Group. Please go ahead.

Gunther Karger:    Yes. Good morning or good afternoon. What is the basic reason for the shortfall in business from the United States Department of Defense?

Dov Baharav:    Okay, it’s Dov. Well we work usually as a subcontractor to major integrators. We were advised and notified by some of our system integrators that some of their orders from the DoD have been delayed. So why they’ve been delayed, whether they will reappear, we don’t know. So the only information that we have is that they have been delayed.

Gunther Karger:    Thank you.

Operator:    If there are any additional questions, please press *1. If you wish to cancel your request please press *2. Please stand by while we poll for more questions. There are no further questions at this time. Before I ask Mr. Dov Baharav to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-877-456-0009. In Israel please call 03-9255921. Internationally please call 972-3-9255921. Mr. Baharav would you like to make your concluding statement?

Dov Baharav:    Yes, thank you for everyone participating in this call and listening to us and hope to see you and talk to you next quarter. Thank you.

Operator

Thank you. This concludes Gilat's second quarter 2015 results conference call. Thank you for your participation. You may go ahead and disconnect.